Exhibit 99.1

Notice of Special Meeting of Shareholders

OF

VISIONARY HOLDINGS, INC.

To Be Held on August 9, 2024

NOTICE IS HEREBY GIVEN THAT a special meeting (the “Special Meeting”) of the holders (the “Shareholders”) of the common shares of Visionary Holdings Inc. (the “Company”) will be held online on August 9, 2024, at 10:00 a.m. (EDT) (the “Notice”). The Shareholders may access the Meeting using the Google Meet:

GV Special Shareholders Meeting

Friday, 9 August · 10:00am – 12:00pm

Time zone: America/Toronto

Google Meet joining info

Video call link: https://meet.google.com/mhe-qapt-mom

Or dial:

More phone numbers: https://tel.meet/mhe-qapt-mom?pin=9539695825683

At the Special Meeting of Shareholders, our Shareholders will be asked to consider and, if deemed advisable, to vote to pass by special resolutions, the following proposals (each a “Proposal”, collectively, the “Proposals”):

Proposal No. 1. To authorize an amendment of the articles of incorporation of the Company (The “Articles”) to create the voting Class A and Class B Common Stock and the non-voting Class C Capital Stock, as described in the accompanying proxy statement and the Appendix A thereto.

Proposal No 2. To authorize an amendment of the Articles to authorize the board of the directors of the Company to issue in series and establish the rights, preferences and limitations of the Preference Shares of the Company, as detailed in the accompanying proxy statement and Appendix B thereto.

Proposal No 3. To authorize the increase of the number of directors from five (5) to nine (9), within the range specified in the Articles of a minimum of one (1) and a maximum of ten (10) directors.

Proposal No. 4. To authorize the board of the directors of the Company to convert all of the shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock;

Proposal No. 5. To authorize the board of directors to approve the issuance of Class A Common Stock and Class C Capital Stock, aimed at developing the Company's business and to create greater value for Shareholders.

Proposal No. 6. To transact such other business as may properly be brought before the Special Meeting or any adjournment thereof.

The text of the proposed special resolutions are provided in the Proxy Statement accompanying this Notice.

Important Notice Regarding Dissent Rights under Section 185 of the OBCA:

The Business Corporations Act, R.S.O. 1990, c. B.16 (the “OBCA”) provides that a holder of shares of any class who is entitled to vote on the special resolution may dissent and is entitled to be paid the fair value of his/her shares in accordance with s. 185 of the OBCA, a copy of which section is attached as Schedule G to the Proxy Statement accompanying this notice.

Only holders of record of our Shares at the close of business on July 2, 2024 (the “Record Date”) are entitled to the Notice of the Special Meeting of Shareholders and to vote at the Special Meeting and any adjournments of the Special Meeting. A complete list of our Shareholders of record entitled to vote at the Special Meeting of Shareholders will be available for ten (10) days before the Special Meeting at our principal executive offices for inspection by shareholders during common business hours for any purpose germane to the meeting.

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Each of these Proposals is more fully described in the accompanying Proxy Statement. We ask that you either (i) vote or (ii) date, sign and return the enclosed Proxy Card in the self-addressed stamped envelope. If you are a registered holder of the Company’s shares, you may revoke your Proxy Card and vote online if you later decide to attend online.

Dated at Toronto, this 18th day of July, 2024.

VISIONARY HOLDINGS INC.

By: Zhong Chen____________

Name: Zhong Chen

Title: Chief Executive Officer

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PROXY

To: VISIONARY HOLDINGS INC.

The undersigned shareholder of the Corporation appoints [name], or failing [him/her], [name] as proxy of the undersigned, with full power of substitution, to attend, act and vote in respect of all voting rights of the undersigned at the special meeting of the holders of the Common Shares of the Corporation to be held online on August 9, 2024, and at any or all adjournments thereof to pass the special resolutions contained in the Special Shareholder Meeting Notice dated July 18, 2024.

The undersigned hereby undertakes to ratify and confirm all the said proxyholder may do by virtue hereof, and hereby revokes any proxy previously given.

Dated: [Date]

_________________________

[Name]

[Shareholder Name]

By: _________________________

Name: [Name]

Title: [Title]

This proxy has been solicited by or on behalf of the management of Visionary Holdings Inc.

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